RECENT DEVELOPMENTS

The information included in this section supplements the information about Uruguay corresponding to the headings below that are contained in Exhibit D to Uruguay’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2006. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.

THE ECONOMY

Gross Domestic Product and Structure of the Economy

The following table sets forth information regarding GDP (in real terms) and expenditures for the periods indicated. The percentage figures included in this table are based on 1983 prices to eliminate distortions introduced by changes in relative prices.

Change in Gross Domestic Product by Expenditure

(% change from previous year except as otherwise indicated, 1983 prices)

	2003	2004	2005(1)	2006(1)	2007(1)(2)
Government consumption	(4.8)	2.5	0	3.5	4.1
Private consumption	2.0	10.6	3.2	9.3	7.6
Gross fixed investment	(11.4)	30.2	24.5	32.0	4.6
Exports of goods and services	4.2	30.4	16.3	7.6	4.5
Imports of goods and services	5.8	26.8	10.1	16.0	5.8

(1)	Preliminary data.
(2)	January 1-June 30, 2007 compared to January 1-June 30, 2006.

Source: Banco Central

Principal Sectors of the Economy

The following table sets forth the components of Uruguay’s GDP and their respective growth rates for the periods indicated. The percentage figures included in this table are based on 1983 prices to eliminate distortions introduced by changes in relative prices.

Change in Gross Domestic Product by Sector (% change from previous year, 1983 prices)
	2003	2004	2005(1)	2006(1)	2007(1)/(4)
Agriculture, livestock and fishing	10.5	10.7	4.7	8.3	0.1
Manufacturing	4.7	20.8	10.0	8.5	7.3
Electricity, gas and water	(7.4)	1.9	5.9	(1.5)	8.6
Construction	(7.1)	7.6	4.1	14.0	0.1
Commerce, restaurants and hotels	(1.0)	21.4	10.1	8.4	7.8
Transportation, storage and communications	3.1	11.6	11.0	12.0	10.6
Other services (2)/(3)	1.3	7.2	3.4	4.2	4.3
Total GDP	2.2	11.8	6.6	7.0	5.8

(1)	Preliminary data.
(2)	Includes public sector services and other services.
(3)	Includes mining, public sector services, real estate, business, financial, insurance and other services.
(4)	January 1-June 30, 2007 compared to January 1-June 30, 2006.

Source: Banco Central

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

For the first six months of 2007, Uruguay’s balance of payments, after errors and omissions, registered a surplus of US$613 million, compared to a surplus of US$404 million for the same period in 2006.

Current Account

The current account displayed a surplus of US$34 million in the first semester of 2007, compared to a deficit of US$33 million for the same period in 2006.

Capital Account

Net capital inflows in the first six months of 2007 amounted to US$642 million, of which US$292 million corresponds to Foreign Direct Investment (FDI). In the same period of 2006, net capital inflows totaled US$366 million.

During the first sixth months of 2007, the Government accessed the international capital markets on three occasions, raising a total of approximately US$1,256 million in net proceeds. See “–Public Sector Debt”.

From December 31, 2006 to September 30, 2007, Banco Central's international reserve assets registered an increase of US$449 million, reaching a level of US$3,540 million, of which US$1,678 million represent foreign-currency deposits of the Uruguayan banking system with Banco Central.

Foreign Trade

Merchandise Trade

The following tables set forth information on exports and imports for the periods indicated.

Merchandise Trade

(in millions of US$ and % of total exports/imports)

	2006(1)/(2)%		2007(1)/(3)%
Exports (FOB)
Traditional	US$936	31.9	US$899	27.5
Wool	114	3.9	144	4.4
Meat	763	26.0	680	20.8
Other	59	2.0	75	2.3
Non-traditional	1,995	68.1	2,369	72.5
Rice	145	4.9	193	5.9
Textiles	180	6.1	230	7.0
Chemicals	122	4.2	171	5.2
Other	1,548	52.8	1,775	54.3
Total exports	US$2,931	100.00	US$3,268	100.00

Imports (CIF)
Consumer goods	US$608	17.4	US$767	19.2
Intermediate Goods	2,450	69.9	2,698	67.5
Capital goods	445	12.7	532	13.3
Total imports	US$3,503	100.00	US$3,997	100.00
Trade balance	US$(572)		US$(729)

(1)	Preliminary data.
(2)	Period from January 1, 2006 through September 30, 2006.
(3)	Period from January 1, 2007 through September 30, 2007.

Source: Banco Central

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Geographical Distribution of Merchandise Trade

(millions of US$, unless otherwise indicated)

	2006(1)/(2)%		2007(1)/(3)%
Exports (FOB)
Americas:
Argentina	US$225	7.7	US$313	10.0
Brazil	398	13.6	492	15.1
United States	410	14.0	415	12.7
Other	490	16.7	536	16.4
Total Americas	1,523	52.0	US$1,756	53.7
Europe:
European Union
France	24	0.8	26	0.8
Germany	119	4.1	158	4.8
Italy	87	3.0	79	2.4
United Kingdom	69	2.4	90	2.8
Other European Union	180	6.1	201	6.2
Total European Union	479	16.3	619	18.9
EFTA(2) and other	260	8.9	166	5.1
Total Europe	739	25.2	785	24.0
Africa	122	4.2	100	3.1
Asia	249	8.5	283	8.7
Middle East	141	4.8	120	3.7
Other	157	5.4	224	6.9
Total	US$2,931	100.00	US$3,268	100.00

Imports(CIF)
Americas:
Argentina	US$771	22.0	906	23.0
Brazil	778	22.2	960	24.0
United States	249	7.1	274	6.9
Other	632	18.0	642	16.1
Total Americas	US$2,430	69.4	US$2,782	69.6
Europe:
European Union
France	60	1.7	52	1.3
Germany	73	2.1	80	2.0
Italy	60	1.7	65	1.6
United Kingdom	25	0.7	31	0.8
Other European Union	117	3.3	145	3.6
Total European Union	335	9.6	373	9.3
EFTA(2) and other	71	2.0	216	5.4
Total Europe	406	11.6	589	14.7
Africa	168	4.8	30	0.8
Asia	409	11.7	566	14.2
Middle East	79	2.3	12	0.3
Other	12	0.3	18	0.5
Total	US$3,503	100.00	US$3,997	100.00

(1)	Preliminary data.
(2)	Period from January 1, 2006 through September 30, 2006.
(3)	Period from January 1, 2007 through September 30, 2007.

Source: Banco Central

Services Trade

Gross tourism receipts totaled US$466 million for the six months ended June 30, 2007, compared to US$365 million for the same period in 2006, representing an increase of 27.7%. This increase in tourism revenues is attributable to an increase of 16% in the average daily per capita expenditure and of 19% in the average length of stay, which offset the decline in the number of tourist arrivals. Tourist arrivals during the first six months of 2007 totaled approximately 931,000, a decline of approximately 7% with respect to the same period in 2006.

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MONETARY SYSTEM

Banco Central

Liquidity and Credit Aggregates

The following table sets forth the composition of Uruguay’s monetary base (expressed in terms of Banco Central’s monetary liabilities) and international reserve assets as of the dates indicated.

Monetary Base and Banco Central's International Reserve Assets (1) (in millions of US$)
	As of December 31,				As of August 31,
	2003	2004	2005	2006	2007(2)
Currency, including cash in vaults at banks	US$ 418	US$ 538	US$ 717	US$ 904	US$ 846
Others	70	63	303	206	385
Monetary Base	US$ 488	US$ 601	US$ 1,020	US$ 1,111	US$ 1,231

Banco Central international reserve assets	US$ 2,081(3)	US$ 2,512	US$ 3,078	US$ 3,091	US$ 3,539

Including: voluntary reserves of the Uruguayan banking system	US$ 1,044	US$ 1,625	US$ 1,649	US$ 1,749	US$ 1,641
of which: deposits of Banco de la República	US$ 495	US$ 724	US$ 752	US$ 792	US$ 841

(1)	All figures are at market value as of the date indicated.
(2)	Preliminary data.
(3)	This amount does not include US$224 million held by the Fondo de Estabilidad del Sistema Bancario (FESB) at December 31, 2003.

Source: Banco Central

The following tables show selected monetary indicators and liquidity and credit aggregates for the periods indicated.

Selected Monetary Indicators

(percentage change based on peso-denominated data)

	2003	2004(1)	2005(1)	2006(1)	2007(1)/(5)
M1 (annual % change) (2)	34.4	14.2	34.0	24.1	26.4
M2 (annual % change) (3)	29.4	13.5	27.2	22.1	21.8
Credit from the financial system (annual % change) (4)	(13.3)	(4.7)	9.8	30.1	24.2(6)
Average peso deposit rate(6)	7.3	4.4	2.1	2.3	4.1(7)

(1)	Preliminary data.
(2)	Currency in circulation plus peso-denominated demand deposits.
(3)	M1 plus peso-denominated savings deposits.
(4)	Peso-denominated bank credit to the non-financial sector.
(5)	As of September 30, 2007.
(6)	As of August 31, 2007.
(7)	For October, 2007.

Source: Banco Central

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Liquidity and Credit Aggregates (in millions of US$)
	As of December 31,				As of September 30(6),
	2003	2004(1)	2005(1)	2006(1)	2007(1)
Liquidity aggregates (at period end):
Currency, excluding cash in vaults at banks	US$ 322	US$ 410	US$ 552	US$ 661	US$ 647
M1(2)	802	1,019	1,493	1,829	2,033
M2(3)	1,043	1,317	1,831	2,209	2,503

Credit aggregates (at period end) (4):
Resident private sector credit	3,930	3,598	3,717	4,165	4,750
Public sector credit	455	424	396	329	244
Total sector credit	US$ 4,385	US$ 4,022	US$ 4,113	US$ 4,494	US$ 4,994

Deposits (5) :
Uruguayan pesos deposits	US$ 756	US$ 941	US$ 1,304	US$ 1,609	US$ 2,163
Foreign-currency deposits	7,071	7,465	7,650	8,142	8,535
Total deposits	7,827	8,406	8,954	9,751	10,698
Deposits of non-residents	US$ 1,382	US$ 1,527	US$ 1,553	US$ 1,607	US$ 1,664

(1)	Preliminary data.
(2)	Currency in circulation plus peso-denominated demand deposits.
(3)	M1 plus peso-denominated savings deposits.
(4)	Total gross bank credit to the non-financial sector.
(5)	Total deposits of the non-financial sector in the banking system.
(6)	For “Deposits”, as of October 31, 2007.

Source: Banco Central

Inflation

The Consumer Price Index showed an increase of 8.4% in the first ten months of 2007, accumulating an 8.9% rise in the 12 months ended October 31, 2007, exceeding the upper limit of Banco Central’s target range of 6.5%. The Wholesale Price Index showed an increase of 16.65% in the first eleven months of 2007, accumulating a 17.5% rise in the 12 months ended November 30, 2007.

On March 29, 2007, the Monetary Policy Committee of Banco Central announced the adoption of measures intended to restrict the expansion of the monetary base. On September 4, 2007, Banco Central announced that it would complete the transition from using monetary aggregates to using interest rates as the primary instrument of monetary policy. The target interbank rate, which had been set at 5% on September 4, 2007, was raised on October 3, 2007 to 7%, with deposit and lending facilities from the Banco Central defining a range with lower and upper limits of 6% and 8%, respectively. On November 6, 2007 the Monetary Policy Committee of Banco Central once again raised the target interbank rate to 7.25%, with a range with lower and upper limits of 6.25% and 8.25%, respectively. On November 6, 2007 Banco Central also reaffirmed its commitment to an annual inflation target between 4.0% and 6.0% over an 18-month period.

In September 2007 the Government announced a series of measures intended to curb inflationary pressures, including a reduction of public utility rates (a 6.5% average reduction in the fixed charges of basic telephony and a 4.7% average reduction in electricity prices), a reduction of fuel prices (2%, based on a reduction in taxes), a 2.5% reduction in health care, the removal of a tax on foreign exchange purchases paid by government-owned companies, and the exoneration of VAT on poultry through December 31, 2007. Although the Government expects these anti-inflationary measures to have a negative impact on the contribution made by government-owned companies to public sector accounts, increases in tax collections attributable to continued economic growth are expected to offset the decrease in contributions by public sector companies to the treasury.

The following table shows changes in the Consumer Price Index and Wholesale Price Index for the periods indicated.

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Inflation
	Percent Change from Previous Year at Period End
	Consumer Prices	Wholesale Prices
2002	25.9	64.6
2003	10.2	20.5
2004	7.6	5.1
2005	4.9	(2.2)
2006	6.4	8.2
Twelve months ended October 31, 2007(1)	8.9	17.5

(1) For Wholesale Prices, twelve months ended November 30, 2007.

Source: Instituto Nacional de Estadística (INE)

Foreign Exchange and International Reserves

Foreign Exchange

The following table shows the high, low, average and period end peso/U.S. dollar exchange rates for the dates and periods indicated.

Exchange Rates(1) (pesos per US$)
	High	Low	Average	Period End
2003	29.55	26.15	28.17	29.30
2004	29.80	26.00	28.64	26.35
2005	26.25	23.15	24.41	24.10
2006	24.40	23.70	24.01	24.40
Nov. 1, 2006 – Oct.31, 2007	24.45	21.85	23.81	22.00
Nov. 14, 2006 – Nov. 15, 2007	24.45	21.85	23.73	22.00

(1)	Daily interbank end-of-day bid rates.

Source: Banco Central

International Reserves

The following table shows the composition of the international reserve assets of Uruguay’s banking system at each of the dates indicated.

International Reserve Assets of the Banking System (in millions of US$)
	As of December 31,				As of August 31,
	2003	2004	2005	2006	2007(1)
Banco Central	US$2,087(2)	US$ 2,512	US$ 3,078	US$ 3,091	US$ 3,539
Commercial Banks	3,631	4,705	4,795	4,438	5,223
International reserve assets	US$ 5,718	US$ 7,217	US$ 7,873	US$ 7,529	US$ 8,762

(1)	Preliminary data.
(2)	This amount does not include US$224.1 million held by the FESB at December 31, 2003.

Source: Banco Central

The Financial Sector

The Banking System in 2007

The non-financial private and public sector’s deposits with the domestic banking sector increased by US$642 million in first nine months of 2007, reaching a total of US$10,393 million as of

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September 30, 2007, compared to US$9,545 million as of September 30, 2006. Credit extended to the non-financial sector increased by US$500 million in the same period, to a total of US$4,994 million at September 30, 2007, compared to US$ 4,387 million as of September 30, 2006. Solvency ratios of the banking system on average remained stable above the 8.0% total capital to risk-weighted asset ratio required by Banco Central. At June 30, 2007, the regulatory capital of private banks was 2.3 times above the minimum regulatory requirement, compared to 2.1 times at year-end 2006. The share of non-performing loans on total loans (based payment behavior of clients) decreased from 3.6% in December 31, 2006 to 3.2% in June 30, 2007.

PUBLIC SECTOR FINANCES

In the first seven months of 2007, the consolidated public sector registered a surplus of US$128 million, compared to a deficit of US$42 million for the same period in 2006. This improvement is mainly attributable to the improved results of public sector companies. The Government expects the increase in the contributions to the treasury made by public sector companies to be partially offset by the measures adopted in September 2007 to reduce inflation.

On May 14, 2007 the Executive Power sent to the Congress the annual report on the execution of the National Budget, including certain revisions for the period 2007-2009. The budget amendments for the period 2007-2009 assume a primary surplus of 3.8% of GDP for the overall public sector in each of 2007 and 2008 and of 3.6% in 2009.

The tax reform approved by the Congress and promulgated by the Executive Power in December 2006, became effective in July 2007. The new tax system introduced a personal income tax on income from Uruguayan sources, with rates ranging from 3% to 25%. It also reduced VAT rates and eliminated or reduced a number of other indirect taxes, while at the same time broadening the tax base. Corporate tax rates were reduced from 30% to 25% .

PUBLIC SECTOR DEBT

As of June 30, 2007, Uruguay’s gross public sector debt totaled US$15,605 million. The increase in gross public sector debt is attributable to the Government’s decision to take advantage of favorable market conditions to increase the international reserve assets of Banco Central, as evidenced by the following table:

Total Public Debt, Net of International Reserve Assets (in millions of US$)
	As of December 31,				As of June 29,
	2003	2004(1)	2005(1)	2006(1)	2007(1)
Total Gross Debt	US$12,163	US$13,322	US$13,949	US$13,717	US$15,605
Less International Reserve Assets	3,920	4,208	5,012	4,559	6,425
Total Net Public Debt	US$ 8,243	US$ 9,114	US$ 8,938	US$ 9,157	US$ 9,180

(1)	Preliminary data.

Source: Banco Central

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The following table sets forth information regarding gross public domestic debt by debtor.

Gross Public Debt, By Debtor (in millions of US$)
	As of December 31,				As of June 29,
	2003	2004	2005	2006(1)	2007(1)
Central Government	US$10,160	US$10,739	US$11,318	US$11,299	US$12,597
Public Enterprises	445	399	379	518	662
Local Governments	214	222	198	137	80
Others	(2)	(3)	(17)	(13)	(7)
Total Non Financial Sector Debt	US$10,817	US$11,357	US$11,878	US$11,941	US$13,332
Central Bank	1,346	1,965	2,071	1,776	2,273
Total Debt	US$12,163	US$13,322	US$13,949	US$13,717	US$15,605

(1)	Preliminary data.

Source: Banco Central

Uruguay’s public debt is held by a variety of multilateral, bilateral and private creditors. The following table sets forth information regarding gross public domestic debt by creditor.

Gross Public Debt, By Creditor (in millions of US$)
	As of December 31,				As of June 29,
	2003	2004	2005	2006(1)	2007(1)
Multilateral organizations	US$ 5,419	US$ 5,715	US$ 5,396	US$ 2,519	US$ 2,549
Bilateral creditors	204	162	127	163	163
Commercial banks	657	790	618	838	886
Other financial institutions	5,096	5,870	6,773	9,081	10,622
Suppliers	153	162	224	304	502
Non financial private sector	634	600	790	793	866
Others	0	25	21	18	16
Total Debt	US$12,163	US$13,322	US$13,949	US$13,717	US$15,605

(1)	Preliminary data.

Source: Banco Central

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The following table sets forth information regarding gross public domestic debt by instrument.

Gross Public Debt, By Instrument (in millions of US$)
	As of December 31,				As of June 29,
	2003	2004	2005	2006(1)	2007(1)
Treasury Bills and Bonds	US$6,204	US$6,922	US$8,229	US$10,817	US$12,560
Brady Bonds	156	144	27	3	0
International lendings	5,682	5,925	5,542	2,698	2,728
Suppliers	153	162	224	304	502
Net Deposits	-96	144	-94	-123	-201
Others	63	25	21	18	16
Total Debt	US$12,163	US$13,322	US$13,949	US$13,717	US$15,605

(1)	Preliminary data.

Source: Banco Central

During the first nine months of 2007, Uruguay issued the following series of debt securities in the international capital markets:

Series	Principal Amount (in millions)
2.23% Japanese Yen Bonds due 2017	¥30,000(1)
4.25% UI Bonds due 2027	Ps.12,135(2)
3.70% UI Bonds due 2037	Ps.11,934(3)

(1)	Approximately US$256 million.
(2)	Approximately US$500 million.
(3)	Approximately US$500 million.

Source: Banco Central

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